SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 7, 2017 re TAT Technologies Ltd. Reports Fourth Quarter and Full Year 2016 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter and Full Year 2016 Results

GEDERA, Israel, March 7, 2017 - TAT Technologies Ltd. (NASDAQ: TATT - News) ("TAT" or  the "Company"), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the year ended December 31, 2016.

Financial Highlights for the fourth quarter of 2016 (unaudited):

•	Total Revenue: $ 25 million compared to $ 21.7 million in the fourth quarter of 2015, growth of 15.2% in revenues compared to the fourth quarter of 2015.

•	Adjusted EBITDA: $ 3.1 million compared to negative adjusted EBITDA of $ (1) million in the fourth quarter of 2015.
•	Net income: $ 1.6 million compared to $ 3 million in the fourth quarter of 2015
•
Net income / Loss (Non-GAAP): $ 1.8 million compared to net loss of $ (1) million in the fourth quarter of 2015. The net income (Non GAAP) of the fourth quarter of 2015 includes several adjustments, as detailed in the appendix in page 9 below, including $ 4.8 million gain on bargain purchase.

•	Earnings per share basic and diluted: $ 0.18 per share compared to $ 0.34 per share in the fourth quarter of 2015.
•	Earnings (loss) per share basic and diluted (Non-GAAP): $ 0.20 per share compared to a loss of $ (0.11) in the fourth quarter of 2015.
•	Net cash provided by operating activities: $ 4.8 million compared to $ 0.9 million in the fourth quarter of 2015.

Financial Highlights for 2016 (unaudited):

•	Total Revenue: $ 95.8 million compared to $ 85.6 million in 2015, growth of 11.9% in revenues compared to fiscal year 2015.

•	Adjusted EBITDA: $ 7.9 million compared to $ 3.6 million in 2015.
•	Net income: $ 0.1 million compared to $ 5.8 million in 2015.
•
Net Income (Non-GAAP): $ 2.8 million compare to $ 0.4 million in 2015.
The net income (Non GAAP) for 2015 includes several adjustments, as detailed in the appendix in page 9 below, including $ 4.8 million gain on bargain purchase.

•
Taxes on income: include $ 2.7 million related to a deferred tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

•	Earnings per share basic and diluted: $ 0.01 per share compared to $ 0.66 per share in 2015.

•	Earnings per share basic and diluted (Non-GAAP): $ 0.32 per share compared to $ 0.04 in 2015.
•	Net cash provided by operating activities: $ 5.5 million compared to $ 0.7 million in 2015.
•	Dividend distribution: During August 2016, the company distributed to shareholders a cash dividend in the total amount of $3.0 million.

Mr. Igal Zamir, TAT's President and CEO commented on the results: "Our fourth quarter 2016 results reflect the impact of our operational efficiency and cost cutting measures, with another consecutive improvement in profitability. Relatively strong sales of heat exchangers contributed to the growth in revenues in the current quarter. We continue to implement operational efficiency and cost cutting measures. Our strong balance sheet and cash position allowed us to pay a $3 million dividend in 2016 and will enable us to pursue business opportunities as part of our ongoing efforts to strengthen our business".

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of products and services to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or "OEM" of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or "MRO" services of Aviation Components; and (iv) overhaul and coating of jet engine blades and components

TAT's activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components including heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT's activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT's Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT's activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT's Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT's activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company's shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,	December 31,
	2016	2015
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,433	$18,688
Short-term bank deposits	964	8,122
Accounts receivable, net	21,572	19,151
Other current assets and prepaid expenses	1,687	3,025
Inventory, net	39,269	36,664

Total current assets	84,925	85,650

NON-CURRENT ASSETS:
Investment in affiliates	1,019	169
Funds in respect of employee rights upon retirement	2,660	2,626
Deferred income taxes	896	890
Intangible assets, net	1,179	1,314
Property, plant and equipment, net	21,298	18,934

Total non-current assets	27,052	23,933

Total assets	$111,977	$109,583

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	8,406	7,022
Accrued expenses	9,836	7,815

Total current liabilities	18,242	14,837

NON CURRENT LIABILITIES:
Other long-term liabilities	151	189
Liability in respect of employee rights upon retirement	2,994	2,871
Deferred income taxes	1,938	262

Total non-current liabilities	5,083	3,322

Total liabilities	23,325	18,159

EQUITY:
Share capital	2,797	2,793
Additional paid-in capital	64,760	64,529
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	(73)	(4)
Retained earnings	23,256	26,194
Total shareholders' equity	88,652	91,424

Total liabilities and shareholders' equity	$111,977	$109,583

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$7,481	$8,359	$30,431	$31,339
Services	17,504	13,344	65,363	54,268
	24,985	21,703	95,794	85,607

Cost of goods:
Products	5,609	5,875	23,788	24,466
Services	13,562	13,530	52,969	47,476
	19,171	19,405	76,757	71,942
Gross Profit	5,814	2,298	19,037	13,665

Operating expenses:
Research and development, net	189	320	1,140	890
Selling and marketing	1,008	773	3,876	2,903
General and administrative	2,631	2,488	10,023	8,469
Other loss (income)	(117)	631	(138)	631
Gain on bargain purchase	-	(4,833)	-	(4,833)
	3,711	(621)	14,901	8,060
Operating income	2,103	2,919	4,136	5,605

Financial expenses, net	(62)	(117)	(154)	(349)

Income before taxes on income	2,041	2,802	3,982	5,256

Taxes on income	420	(455)	3,865	644

Income before equity investment	1,621	3,257	117	4,612

Share in results and sale of equity investment of affiliated companies	(4)	(254)	(55)	1,237

Net income	$1,617	$3,003	$62	$5,849

Basic and diluted income per share

Net income per share	$0.18	$0.34	$0.01	$0.66

Weighted average number of shares outstanding
Basic	8,828,444	8,808,344	8,828,444	8,808,344
Diluted	8,833,226	8,813,533	8,830,764	8,810,689

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Twelve months ended
	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income	$1,617	$3,003	$62	$5,849
Other comprehensive income
Net unrealized gains (losses) from derivatives	(199)	-	174	-
Reclassification adjustments for gains included in net income and inventory	(29)	(4)	(243)	(4)
Total other comprehensive income (loss)	$1,389	$2,999	$(7)	$5,845

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,
	2016	2015	2016	2015

Reported net income on GAAP basis	$1,617	$3,003	$62	$5,849
Adjustments:
Gain on bargain purchase	-	(4,833)	-	(4,833)
Tax adjustments re non-GAAP adjustments (1)	198	-	2,685	-
Other expenses (Acquisition related expenses)	(105)	553	(105)	553
Share in results of equity investment of affiliated company	4	254	55	(1,237)
Share based compensation	41	12	105	38
Non-GAAP net income (loss)	$1,755	$(1,011)	$2,802	$370

Non-GAAP net income (loss) per share	$0.20	$(0.11)	$0.32	$0.04

Weighted average number of shares outstanding
Basic	8,828,444	8,808,344	8,828,444	8,808,344
Diluted	8,833,226	8,813,533	8,830,764	8,810,689

(1)
During 2016 the Company distributed dividend from its foreign subsidiaries earnings. As a result the company accrued deferred tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Non-controlling interest	Total equity

BALANCE AT DECEMBER 31, 2013 (audited)	9,079,709	$2,792	$64,454	$(429)	$(2,088)	$20,913	$1,961	$87,603
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014 (audited):
Comprehensive income	-	-	-	429	-	1,432	-	1,861
Share based compensation expenses	-	-	38	-	-	-	-	38
Exercise of option	3,108	1	(1)	-	-	-	-	-
Dividend distributed	-	-	-	-	-	(2,000)	-	(2,000)
Sale of subsidiary	-	-	-	-	-	-	(1,961)	(1,961)
BALANCE AT DECEMBER 31, 2014 (audited)	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$-	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015 (audited):
Comprehensive income (loss)	-	-	-	(4)	-	5,849	-	5,845
Share based compensation expenses	-	-	38	-	-	-	-	38
BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$-	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (unaudited):
Comprehensive income (loss)	-	-	-	(69)	-	62	-	(7)
Share based compensation expenses	-	-	105	-	-	-	-	105
Exercise of option	20,100	4	126	-	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	-	(3,000)
BALANCE AT DECEMBER 31, 2016 (unaudited)	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$-	$88,652

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Twelve months ended
	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,617	$3,003	$62	$5,849

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	976	891	3,636	2,781
Loss on sale of property, plant and equipment	30	-	12	-
Interest from short-term bank deposits and restricted deposits	(13)	(13)	(24)	(33)
Loss (gain) from change in fair value of derivatives	18	10	(152)	10
Provision for doubtful accounts	(82)	62	(29)	206
Share in results and sale of equity investment of affiliated Company	4	254	55	(1,237)
Share based compensation	41	12	105	38
Gain on bargain purchase	-	(4,833)	-	(4,833)
Liability in respect of employee rights upon retirement	63	(25)	123	28
Deferred income taxes, net	(143)	(693)	1,670	(21)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,149	1,528	(2,392)	(2,375)
Decrease (increase) in other current assets and prepaid expenses	1,456	191	1,487	(85)
Increase in inventory	(1,340)	(153)	(2,707)	(571)
Increase (decrease) in trade accounts payable	(187)	1,237	1,192	436
Increase (decrease) in accrued expenses	1,163	(527)	2,521	525
Increase (decrease) in other long-term liabilities	85	(10)	(38)	15
Net cash provided by operating activities	$4,837	$934	$5,521	$733

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiary, net of cash acquired	-	(1,796)	-	(1,796)
Investment in affiliated company	(516)	-	(905)	-
Proceeds from sale of equity investment of affiliated Company	-	-	-	3,624
Funds in respect of employee rights upon retirement	(73)	69	2	8
Proceeds from sale of property and equipment	(1)	-	17	9
Purchase of property and equipment	(1,041)	(871)	(5,702)	(3,315)
Maturities of short-term deposits	-	-	7,182	-
Investments in short-term deposits	-	(3,000)	-	(3,000)
Cash flows provided by (used in) investing activities	$(1,631)	$(5,598)	$594	$(4,470)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short-term loans	-	(469)	-	(469)
Realization of contingency	-	-	(500)	-
Payment of cash dividend	-	-	(3,000)	-
Exercise of options	-	-	130	-
Cash flows used in financing activities	$-	$(469)	$(3,370)	$(469)

Net increase (decrease) in cash and cash equivalents	3,206	(5,133)	2,745	(4,206)

Cash and cash equivalents at beginning of period	18,227	23,821	18,688	22,894

Cash and cash equivalents at end of period	$21,433	$18,688	$21,433	$18,688

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Twelve months ended
	December 31,
	2016	2015	2016	2015

Net income	$1,617	$3,003	$62	$5,849
Adjustments:
Share in results and sale of equity investment of affiliated companies	4	254	55	(1,237)
Taxes on income	420	(455)	3,865	644
Financial expenses, net	62	117	154	349
Gain on bargain purchase	-	(4,833)	-	(4,833)
Depreciation and amortization	976	891	3,636	2,781
Share based compensation	41	12	105	38
Adjusted EBITDA	$3,120	$(1,011)	$7,877	$3,591

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: March 7, 2017